P.E. 12/13/01

02011402

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
JAN 18 2002
1086

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 13, 2001

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F____X____ Form 40-F__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-__________

Press release

FOR IMMEDIATE RELEASE

Novo Nordisk expands activities in Latin America – acquires the voting majority of Biobrás

Copenhagen, Denmark; Montes Claros, Brazil (December 13, 2001) – Novo Nordisk A/S (NYSE: NVO) and Biobrás S.A. today announced an agreement whereby Novo Nordisk will become the controlling shareholder of Biobrás. Biobrás is listed on the São Paulo stock exchange.

Key facts about the acquisition

- The acquisition marks a major expansion of Novo Nordisk's activities in the large and growing market for diabetes care products in Brazil and other Latin American countries.
- In total, Novo Nordisk pays BRL 75.4 million (equal to USD 31.4 million/DKK 262 million) for shares representing 76% of the voting shares of Biobrás and 39% of the total capital of Biobrás.
- Following the completion of the acquisition, Novo Nordisk plans to launch a de-listing tender offer for all of the remaining shares in Biobrás.
- The acquisition is conditional on a demerger of Biobrás, which is expected to be approved at an extraordinary shareholders' meeting on 29 December.
- The acquisition is subject to clearance by the relevant Brazilian competition authorities, which is anticipated during the first half of 2002.
- The agreement will not impact Novo Nordisk's expectations for the financial results for 2001.

Background and rationale for the acquisition

Novo Nordisk A/S Corporate Communications
Novo Allé 2880 Bagsvaerd Denmark
Telephone: +45 4444 8888 Telefax: +45 4444 2314
Internet: www.novonordisk.com
CVR Number: 24256790

Brazil is the largest market for diabetes care products in Latin America, and diabetes is a growing problem in Brazil with more than five million Brazilians affected by the disease today. In 2000, sales of diabetes care products in the Brazilian market were estimated at USD 133 million. Sales of insulin products accounted for an estimated USD 42 million, and oral anti-diabetic drugs (OADs) accounted for an estimated USD 91 million. The insulin market is expected to grow by 6.4% from 2000 to 2001, and the market for OADs is expected to grow by 6% in the same period.

Headquartered in Montes Claros, 300 kilometres north of Belo Horizonte in the Brazilian state Minas Gerais, Biobrás is a well-established player in the Brazilian diabetes care market. Key products include animal and human insulin as well as the OAD Glucoformin (metformin). In 2000, Biobrás had a turnover of BRL 58 million (USD 24 million/DKK 202 million) and an operating profit of approximately BRL 3.1 million (USD 1.3 million/DKK 10.8 million). Biobrás employs 568 people, most of whom work in Biobrás' insulin production plant in Montes Claros.

Novo Nordisk employs 77 people in Brazil. In 2000, Novo Nordisk's turnover in Brazil was DKK 208 million (USD 25 million), 82% of which came from diabetes care products.

Together, Biobrás and Novo Nordisk will have a local production base, an experienced diabetes care sales force, and a highly competitive portfolio of diabetes care products in Brazil. The partnership will be a solid platform for future launches of new diabetes care products from Novo Nordisk's pipeline to the benefit of people with diabetes in Brazil and Latin America in general.

Lars Rebien Sørensen, president and CEO of Novo Nordisk, said: "The investment in Biobrás reflects Novo Nordisk's commitment to the Latin American market and our goal of being the Latin American leader in diabetes care."

Guilherme Emrich, chairman of Biobrás, said: "We believe that by combining Biobrás' knowledge of the Brazilian market and our excellent relations to the Brazilian diabetes community with Novo Nordisk's expertise in the research and development of new diabetes care products, the two companies will be better positioned to improve the lives of people with diabetes in Brazil and other countries in Latin America."

Details of the transaction

Novo Nordisk will acquire the shares in Biobrás S.A. that are currently held by Biopart Ltda., a Brazilian limited liability company owned by the founders of Biobrás, for an aggregate consideration of BRL 53 million (USD 22 million/DKK 184 million). Furthermore, subject to the above-mentioned acquisition, Novo Nordisk will acquire shares in Biobrás held by the Brazilian National Development Bank, for an aggregate consideration of BRL 22.4 million (USD 9.3 million/DKK 77.9 million). In total, the acquired shares represent 76% of the voting shares of Biobrás and 39% of the total capital of Biobrás.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

Prior to the closing of these acquisitions, a demerger of Biobrás is expected to be approved at an extraordinary shareholders' meeting on 29 December. The demerger will imply a spin-off into a new legal entity of a US patent for a recombinant insulin manufacturing process expressed in bacteria, as well as certain assets related to the patent and a cash amount. The acquisitions are conditional on approval of this demerger, which according to Brazilian company law can be obtained by the votes of the shares currently owned by Biopart. The new entity formed by virtue of the demerger is outside the scope of Novo Nordisk's acquisitions.

Following the completion of the acquisitions, Novo Nordisk plans to launch a de-listing tender offer for all of the remaining shares. The de-listing will be subject to approval by Biobrás' shareholders, whereas the tender offer will be subject to prior approval of the Brazilian Securities Commission (CVM).

The acquisitions made by Novo Nordisk, leading to the controlling stake in Biobrás, will be subject to clearance by the relevant Brazilian anti-trust authorities. This clearance is anticipated during the first half of 2002.

Impact on financial expectations for Novo Nordisk

The agreement will not impact Novo Nordisk's expectations for the financial results for 2001, and the company's four long-term financial targets, announced in February this year, also remain unchanged.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as coagulation disorders, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 16,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For further company information, visit www.novonordisk.com.

For further information please contact:

Media:	Investors:
Susan Jackson Phone: (+1) 609 919 7776	Peter Haahr Phone (direct): (+45) 4442 1207
	Palle Holm Olesen Phone (direct): (+45) 4442 6175

Novo Nordisk A/S Corporate Communications
Novo Allé 2880 Bagsvaerd Denmark
Telephone: +45 4444 8888 Telefax: +45 4444 2314
Internet: www.novonordisk.com
CVR Number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 12/15/2001

Lars Rebien Sørensen, President and Chief Executive Officer